SEC 1746 (3-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response... 14.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*
Cadiz Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
127537108
(CUSIP Number)
Marcy C. Cohen, Esq.
ING Capital LLC
1325 Avenue of the Americas
New York, New York 10019
(646) 424-6154
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	127537108	SCHEDULE 13D	Page	2	of	15

1	NAME OF REPORTING PERSON ING Groep N.V.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		1,381,072 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,381,072 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

1,381,072 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13% (2)

14	TYPE OF REPORTING PERSON (See Instructions)

HC

1	This number includes (i) 1,323,783 shares of Cadiz Inc. Common Stock (ii) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of 1,000 shares of Cadiz Inc. Series F Preferred Stock and (iii) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of warrants held by ING Capital LLC (See Item 3). ING Capital LLC is an indirect wholly-owned subsidiary of ING Groep N.V.

2	Based upon 11,330,402 shares of Cadiz Inc. Common Stock outstanding as set forth in Cadiz Inc.’s Form 10-Q report filed on August 9, 2006, plus (x) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of 1,000 shares of Cadiz Inc. Series F Preferred Stock and (y) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of the warrants held by ING Capital LLC.

CUSIP No.	127537108	SCHEDULE 13D	Page	4	of	15

1	NAME OF REPORTING PERSON ING Capital LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,381,072 (3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,381,072 (3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

1,381,072 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.13% (4)

14	TYPE OF REPORTING PERSON (See Instructions)

OO

3	This number includes (i) 1,323,783 shares of Cadiz Inc. Common Stock (ii) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of 1,000 shares of Cadiz Inc. Series F Preferred Stock and (iii) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of warrants held by ING Capital LLC (See Item 3). ING Capital LLC is an indirect wholly-owned subsidiary of ING Groep N.V.

4	Based upon 11,330,402 shares of Cadiz Inc. Common Stock outstanding as set forth in Cadiz Inc.’s Form 10-Q report filed on August 9, 2006, plus (x) 17,289 shares of Cadiz Inc. Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (y) 40,000 shares of Cadiz Inc. Common Stock issuable upon the exercise of the warrants held by ING Capital LLC.

CUSIP No.	127537108	SCHEDULE 13D	Page	6	of	15
INTRODUCTION
     This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D filed by ING Groep N.V. and ING Capital LLC with the Securities and Exchange Commission on February 14, 2003, as amended by Amendment No. 3 filed on March 29, 2006, Amendment No. 2 filed on February 10, 2005 and Amendment No. 1 filed on February 2, 2004, with respect to the common stock, $.01 par value per share (“Common Stock”) of Cadiz Inc., a Delaware corporation (“Cadiz”).
ITEM 1. Security and Issuer.
Item 1 is hereby amended and restated in its entirety with the following:
     This statement relates to (i) shares of Common Stock (ii) Series F Preferred Stock immediately convertible into Common Stock (“Series F Preferred Stock”) and (iii) warrants with respect to the Common Stock exercisable 180 days from issuance and expiring 3 years from issuance (“Warrants” and, together with Common Stock and Series F Preferred Stock, the “Shares”).
     The principal executive office of Cadiz is located at 777 S. Figueroa Street, Suite 4250, Los Angeles, California 90017, United States of America.
ITEM 2. Identity and Background.
     (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. (“ING”), a limited liability company organized under the laws of The Netherlands, and ING Capital LLC (“ING Capital”), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING and ING Capital are sometimes referred to herein as “Reporting Persons”.
     ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.
     ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands.
     99.99% of the ordinary shares of ING are owned by, and registered in the name of, Stichting ING Aandelen (the “Trust”), a Netherlands Trust and the issuer of Bearer Depositary Receipts of ING Groep N.V.
     Other than the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.
     (c) The present principal occupation of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.

CUSIP No.	127537108	SCHEDULE 13D	Page	7	of	15
     (d) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws other than the Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 (the “Securities Act”) entered into by ING Groep N.V. and ING Bank N.V. (the “Respondents”) with the United States Securities and Exchange Commission (“SEC”) on July 26, 2005 (the “Order”). In this matter the Respondents offered an Offer of Settlement (the “Offer”) in anticipation of proceedings based on alleged violations of Section 5 of the Securities Act. Under the terms of the Offer, which the SEC accepted, the Respondents did not admit or deny the factual allegations but consented to the entry of an order to cease-and-desist from committing or causing any violations and any future violations of Section 5 of the Securities Act. The Order did not require the payment of any fines, penalties or other amounts by the Respondents.
     (f) The citizenship of each of the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety with the following:
     The Shares which are the subject of this filing on Schedule 13D were issued in consideration for the origination of loans (and subsequent extensions and amendments to the terms thereof) (collectively, the “Lending Transactions”) by ING Capital, formerly ING Baring (U.S.) Capital LLC, to Cadiz and were issued either (i) as warrants to purchase Common Stock, (ii) as Common Stock, (iii) as Series F Preferred Stock immediately convertible into Common Stock, or (iv) in the form of units consisting of (x) Common Stock and (y) warrants to purchase Common Stock.
     ING Capital initially held beneficial ownership of 3,811,864 shares comprised of (i) 136,864 shares of Common Stock, (ii) 2,425,000 warrants, exercisable immediately, to purchase Common Stock and (iii) 1,250,000 shares of common stock issuable upon conversion of the indebtedness of Cadiz Inc.(5)
     On December 15, 2003, Cadiz effectuated a 25-for-1 reverse split of its Common Stock. In addition, on December 15, 2003, Cadiz issued 100,000 shares of Series F Preferred Stock to ING Capital in connection with an amendment to terms of the Lending Transactions in exchange for the convertible debt of Cadiz held by ING Capital.(6) These shares of Series F Preferred Stock are immediately convertible into 1,728,955 shares of Common Stock.

5	These shares were originally issued to Middenbank Curacao N.V., an indirect subsidiary of ING and an affiliate of ING Capital. As of January 31, 2003, all of such securities were transferred from Middenbank Curacao N.V. to ING Capital LLC. ING Groep N.V. does not directly hold any shares of Cadiz Inc.

6	ING Capital initially held convertible indebtedness of Cadiz entitling ING Capital to receive 1,250,000 shares of common stock issuable upon conversion.

CUSIP No.	127537108	SCHEDULE 13D	Page	8	of	15
     On December 23, 2003, ING Capital exercised 2,350,000 warrants(7) at $0.25 per share for a total of 94,000 shares of Common Stock of Cadiz.
     On December 2, 2004, ING Capital converted 99,000 shares of Series F Preferred Stock into 1,711,665 shares of Common Stock. In addition, on December 2, 2004, Cadiz issued 40,000 units to ING Capital for an aggregate consideration of $2,400,000. The units consist of 200,000 shares of Common Stock and 40,000 warrants. The Warrants have an exercise price of $15 and are exercisable 180 days from issuance and expire 3 years from issuance.
     On December 15, 2005, Cadiz filed a registration statement on Form S-3 with the Securities and Exchange Commission, used to register 4,302,109 shares of Common Stock, including 405,400 shares of common stock underlying a like number of warrants (including the Warrants beneficially held by ING) for the purchase of common stock and 17,289 shares of common stock issuable upon conversion of 1,000 shares of Series F Preferred Stock. Also registered were an indeterminate number of additional shares of Common Stock that may become issuable by virtue of the anti-dilution provisions of the warrants (including the Warrants beneficially held by ING) and Series F Preferred Stock.
     On June 26, 2006 Cadiz entered into a credit agreement with Peloton Partners LLP (“Peloton”) to provide a new long-term debt facility to Cadiz. The transactions contemplated by this Credit Agreement closed on June 29, 2006 (the “Peloton Transaction”). A portion of the proceeds of the new loan was used by Cadiz to retire its secured credit facility with ING Capital. On June 30, 2006, following the repayment in full of Cadiz’s senior revolving credit facility with ING, Cadiz filed a Second Amended and Restated Certificate of Designations of Series F Preferred Stock of Cadiz Inc. (the “Second Amended and Restated Certificate of Designations”) with the Secretary of State of the State of Delaware.
With such filing:
     (i) All outstanding shares of Series F Preferred Stock may be manditorily converted by Cadiz into Cadiz’s Common Stock, at such time as the percentage equity ownership of the holders of Series F Preferred Stock in the common stock of Cadiz falls below 5%, on a fully-diluted basis; and
     (ii) the right of the holders of Series F Preferred Stock to appoint directors of Cadiz (which had been conditioned, in part, upon the requirement that the outstanding principal balance of the ING Capital credit facility be at least $15 million) was eliminated.
     On January 6, 2006, Mr. Gregory Preston had been selected as a director by ING Capital, as the holder of Cadiz’s outstanding Series F Preferred Stock, pursuant to Section 4(b) of Cadiz’s Amended and Restated Certificate of Designation of Series F Preferred Stock. Mr. Preston resigned on June 30, 2006, following the repayment of Cadiz’s previously outstanding senior revolving credit facility with ING Capital.
     Mr. Raymond J. Pacini, who had also been serving on the Board as a designee of ING Capital, is, as of the date hereof, a member of the Board, but sits as the designee of Peloton pursuant to the right of Peloton to designate a single director under the terms of Cadiz’s new loan facility with Peloton.(8)

7	75,000 warrants expired on April 30, 2003.

8	Based on Cadiz Inc.’s Form 8-K report filed on July 6, 2006.

CUSIP No.	127537108	SCHEDULE 13D	Page	9	of	15
ITEM 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety with the following:
     As noted above, the Shares which are the subject of this filing on Schedule 13D were acquired from Cadiz in connection with the origination of loans (and subsequent extensions and amendments to the terms thereof) by ING Capital, formerly ING Baring (U.S.) Capital LLC.
     As noted in Item 3 above, the right of the holders of Series F Preferred Stock to appoint directors of Cadiz (which had been conditioned, in part, upon the requirement that the outstanding principal balance of the ING Capital credit facility be at least $15 million) was eliminated in connection with the Peloton Transaction.
     On June 30, 2006, Mr. Gregory Preston resigned as a director of Cadiz, following the repayment of Cadiz’s previously outstanding senior revolving credit facility with ING Capital. Mr. Raymond J. Pacini, who had also been serving on the Board as a designee of ING Capital, is, as of the date hereof, a member of the Board, but sits as the designee of Peloton pursuant to the right of Peloton to designate a single director under the terms of Cadiz’s new loan facility with Peloton.(9)
ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety with the following:
     (a) The total number of Shares that ING and ING Capital beneficially own is 1,381,072, which represents 12.13% of Cadiz’ total outstanding Shares. Cadiz has (i) 11,330,402 shares of Common Stock issued and outstanding,(10) (ii) 17,289 shares of Common Stock issuable upon conversion of the 1,000 shares of Series F Preferred Stock and (iii) 40,000 shares of Common Stock issuable upon the exercise of warrants held by ING Capital.
     (b) See rows 7 through 11 on pages 2 and 3 of this Amendment.
     (c) The following is a list of all purchases or sales of the Common Stock by the Reporting Persons since the Reporting Persons most recent filing on March 29, 2006 (Amendment No. 3):
(i)	On September 29, 2006, ING Capital sold 16,032 shares of Common Stock in open market transactions at a price of $19.6437 per share.

(ii)	On May 2, 2006, ING Capital sold 8,500 shares of Common Stock in open market transactions at a price of $17.50 per share.

(iii)	On April 27, 2006, ING Capital sold 19,456 shares of Common Stock in open market transactions at a price of $17.5002 per share.

(iv)	On April 27, 2006, ING Capital sold 30,000 shares of Common Stock in open market transactions at a price of $17.50 per share.

[9]	Based on Cadiz Inc.’s Form 8-K report filed on July 6, 2006.

[10]	Based on Cadiz Inc.’s Form 10-Q report filed on August 9, 2006.

CUSIP No.	127537108	SCHEDULE 13D	Page	10	of	15
(v)	On April 26, 2006, ING Capital sold 1,200 shares of Common Stock in open market transactions at a price of $17.9758 per share.

(vi)	On April 24, 2006, ING Capital sold 6,650 shares of Common Stock in open market transactions at a price of $17.80 per share.

(vii)	On April 24, 2006, ING Capital sold 583 shares of Common Stock in open market transactions at a price of $17.50 per share.

(viii)	On April 21, 2006, ING Capital sold 3,907 shares of Common Stock in open market transactions at a price of $17.5742 per share.

(ix)	On April 21, 2006, ING Capital sold 3,333 shares of Common Stock in open market transactions at a price of $17.80 per share.

(x)	On April 19, 2006, ING Capital sold 2,360 shares of Common Stock in open market transactions at a price of $17.9886 per share.

(xi)	On April 18, 2006, ING Capital sold 388 shares of Common Stock in open market transactions at a price of $17.9974 per share.

(xii)	On April 10, 2006, ING Capital sold 13,796 shares of Common Stock in open market transactions at a price of $17.683 per share.

(xiii)	On March 31, 2006, ING Capital sold 15,493 shares of Common Stock in open market transactions at a price of $17.6294 per share.
     Each of the above transactions were reported on a Form 4 filed with the Securities and Exchange Commission on October 4, 2006, May 4, 2006, May 1, 2006, April 28, 2006, April 25, 2006, April 20, 2006, April 14, 2006 and April 12, 2006.
     (d) Except as set forth in this Amendment to Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares covered by this Amendment to Schedule 13D.
     (e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     See Items 3 and 4.
ITEM 7. Material to be Filed as Exhibits.
     The following exhibits were filed on February 15, 2005 with Amendment No. 2 of the Schedule 13D filed by the Reporting Persons and are hereby incorporated by reference as part of this Amendment.
Exhibit 1: Power of Attorney
Exhibit 2: Joint Filing Agreement

CUSIP No.	127537108	SCHEDULE 13D	Page	11	of	15
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 20, 2006.

ING GROEP N.V.
By:	/s/ Klaas de Wit
	Name:	Klaas de Wit
	Title:	Head of Compliance Operations

By:	/s/ Huib ter Haar
	Name:	Huib ter Haar
	Title:	Group Compliance Officer

ING CAPITAL LLC
By:	/s/ Geoff Arens
Name: Geoff Arens
Title: Managing Director

CUSIP No.	127537108	SCHEDULE 13D	Page	12	of	15
Annex 1
DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, EXECUTIVE OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V., MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V AND MEMBERS OF THE MANAGEMENT BOARD OF STICHTING ING AANDELEN.
The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC (“ING Capital”), each member of the Supervisory Board of ING Groep N.V. (“ING”), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting ING Aandelen, (formerly known as Stichting Administratiekantoor ING Groep, the “Trust”), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust and each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital.
ING GROEP N.V.

NAME, POSITION WITH ING GROEP N.V. AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Michel Tilmant, Chairman of Executive Board Belgian	Chairman of the Executive Board since April 27, 2004. Vice-Chairman of the Executive Board since May 2, 2002, and member of the Executive Board since May 8, 1998.

Cees Maas, Vice-Chairman of Executive Board Dutch	Chief Financial Officer since 1996, Vice-Chairman of the Executive Board since April 27, 2004 and member of the Executive Board since 1992.

Dick Harryvan, Member of Executive Board Dutch	Member of the Executive Board since April 25, 2006.

Eric Boyer de la Giroday, Member of Executive Board Belgian	Member of the Executive Board since April 27, 2004.

CUSIP No.	127537108	SCHEDULE 13D	Page	13	of	15

Tom McInerney, Member of Executive Board American	Member of the Executive Board since April 25, 2006.

Eli Leenaars, Member of Executive Board Dutch	Member of the Executive Board since April 27, 2004.

Hans van der Noordaa, Member of Executive Board Dutch	Member of the Executive Board since April 25, 2006.

Jacques de Vauleroy, Member of Executive Board Belgian	Member of the Executive Board since April 25, 2006.

Cor Herkstroter, Chairman of Supervisory Board Dutch	Chairman of the Supervisory Board since May 1999 and member since May 1998.

Luella Gross Goldberg, Member of the Supervisory Board American	Member of Supervisory Board since April 2001.

Paul van der Heijden, Member of the Supervisory Board Dutch	Member of the Supervisory Board since May 1995. Rector Magnificus and Professor of Labor Law and Industrial Relations at the University of Amsterdam

Piet Klaver, Member of Supervisory Board Dutch	Member of the Supervisory Board since April 2006.

Godfried van der Lugt Member of Supervisory Board Dutch	Member of the Supervisory Board since April 2001.

Paul Baron de Meester, Member of Supervisory Board Belgian	Member of the Supervisory Board since May 1998.

Wim Kok, Member of Supervisory Board Dutch	Member of the Supervisory Board since April 2003.

Claus Dieter Hoffman, Member of the Supervisory Board German	Member of Supervisory Board since April 2003.

Jan H.M. Hommen, Member of Supervisory Board Dutch	Member of the Supervisory Board since June 2005.

CUSIP No.	127537108	SCHEDULE 13D	Page	14	of	15

Karel Vuursteen Member of the Supervisory Board Dutch	Member of the Supervisory Board since April 2002.

Eric Bourdais de Charbonnière, Vice-Chairman of Supervisory Board French	Member of the Supervisory Board since April 2004.
ING CAPITAL LLC

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Charles O’Neil (United States)	President and Chief Executive Officer and a Director of ING Financial Holdings Corporation, the sole member of ING Capital

John Egan (United States)	Chief Financial Officer and Managing Director (11)

John Cirrito (United States)	Chief Operating Officer and Senior Managing Director (11)

Marcy C. Cohen, Esq. (United States)	General Counsel and Managing Director (11)

Richard Butler (United States)	Managing Director and a Director of ING Financial Holdings Corporation, the sole member of ING Capital

Maura Sniffen (United States)	Secretary (11)
Stichting ING Aandelen

NAME, POSITION WITH THE TRUST	PRESENT PRINCIPAL OCCUPATION
OR
EMPLOYMENT

Ton Risseeuw Chairman	Chairman since October, 26 2004, Member since August 1, 2001.

Ton Regtuijt Member	Member since May 12, 1996.

Huib Blaisse Member	Member since December 1, 1999.

11	Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.

CUSIP No.	127537108	SCHEDULE 13D	Page	15	of	15

Jan Veraart Member	Member since August 1, 2001.

Paul Fentrop Member	Member since July 1, 2004.